Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at May 7, 2013 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2013 and 2012.  The unaudited interim consolidated statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2012 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Table of Contents

Overview	2
Q1 2013 Highlights	3
2013 Guidance	3
Portfolio Additions	4
Selected Financial Information	5
Overview of Financial Performance	7
Non-IFRS Financial Measures	13
Financial Position, Liquidity and Capital Resources	15
Capital Resources	17
Critical Accounting Estimates	17
Outstanding Share Data	18
Risk Factors	19
Internal Control over Financial Reporting and Disclosure Controls and Procedures	20
Cautionary Statement on Forward Looking Information	24

2013 Q1 REPORT Franco-Nevada Corporation

Overview

Franco-Nevada is a gold royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. It is the leading gold-focused royalty and stream company by both gold revenues and number of gold assets. The Company’s shares are listed on the Toronto and New York Stock Exchanges under the symbol FNV.

Franco-Nevada’s strategy is to provide its shareholders with superior returns through exposure to upside potential through commodity price appreciation and resource expansion while minimizing operating risks. As a royalty and stream company, Franco-Nevada’s initial investment in a project is its last while the Company continues to benefit from future expansions and exploration discoveries made by the operators or developers.

The Company maintains a lower risk profile by focusing on investing in mining friendly, politically safe geographic locations and through diversification of its asset portfolio. For the first quarter of 2013, Franco-Nevada earned 82% of its revenues from North America and Australia. The Company is managing its portfolio to earn over 80% of its revenue from precious metals. At March 31, 2013, the Company had over 340 royalty and stream assets, with 46 generating revenue from mineral assets and 137 from oil & gas interests.

The following table outlines Franco-Nevada’s revenue for the three months ended March 31, 2013 and 2012 by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

	Revenue
For the three months ended March 31,		2013		2012
(expressed in millions)	$	%	$	%

Commodity
Gold	$77.4	71%	$74.9	72%
PGMs	15.5	14%	18.2	17%
Other Minerals	2.0	2%	1.4	1%
Oil & Gas	13.9	13%	10.5	10%
	$108.8	100%	$105.0	100%

Geography
United States	$26.6	24%	$24.1	23%
Canada	35.4	33%	33.9	32%
Mexico	22.6	21%	26.8	26%
Australia	4.7	4%	4.0	4%
Rest of World	19.5	18%	16.2	15%
	$108.8	100%	$105.0	100%

Type
Revenue-based	$44.8	41%	$41.3	39%
Streams	45.4	42%	54.4	52%
Profit-based	12.9	12%	5.8	6%
Working interests and other	5.7	5%	3.5	3%
	$108.8	100%	$105.0	100%

Franco-Nevada has a robust balance sheet with assets generating high margins from projects in safe jurisdictions. At March 31, 2013, the Company had approximately $1.4 billion in available capital comprised of working capital(1) of $867.0 million and an undrawn $500.0 million credit facility from which to fund future acquisitions.

(1)

Adjusted EBITDA, Adjusted Net Income, working capital and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-21 of this MD&A.

(2)

For Q1 2013, platinum and palladium metals have been converted to GEOs using commodity prices of $1,630/ounce (“oz”) gold (2012 - $1,691/oz), $1,634/oz platinum (2012 - $1,606/oz) and $740/oz palladium (2012 - $682/oz).

The GOLD Investment that WORKS

Q1 2013 Highlights

•                  Revenue of $108.8 million (2012 - $105.0 million), an increase of 3.6%;

•                  58,289 Gold Equivalent Ounces(2) earned, an increase of 5.1%, over first quarter 2012;

•                  Net income of $35.4 million, or $0.24 per share (2012 - $46.8 million or $0.33 per share);

•                  Adjusted Net Income(1) of $40.6 million, or $0.28 per share (2012 - $43.6 million or $0.31 per share);

•                  Adjusted EBITDA(1) of $89.1 million, or $0.61 per share (2012 - $85.4 million or $0.61 per share);

•                  Robust Margin(1) of 81.9% (2012 - 81.3%);

•                  Agreements in principle to acquire two gold royalties for total consideration of $60.0 million;

•                  New four year unsecured $500.0 million credit facility; and

•                  Increased monthly dividend to $0.06 per share effective January 2013.

2013 Guidance

The following contains forward looking statements about our outlook for the remainder of 2013. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Royalty and stream production of 58,289 Gold Equivalent Ounces(2) (“GEOs”) and $13.9 million in revenue from oil & gas assets was in-line with the Company’s expectations for the quarter. The Company continues to expect to earn 215,000 to 235,000 GEOs from its mineral assets and $55.0 to $65.0 million in revenue from its oil & gas assets in 2013.  Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Company. Platinum and palladium metals have been converted to GEOs using commodity prices of $1,400/oz Au, $1,425/oz Pt and $675/oz Pd. The WTI oil price is assumed to average $90 per barrel with similar price discounts for Canadian oil as experienced in 2012.

For the remainder of 2013, the Company expects the following with respect to key producing assets:

•                  Gold - U.S.:  Goldstrike royalty ounces for 2013 are expected to be lower than 2012.  Barrick Gold Corporation (“Barrick”) previously announced that construction activities surrounding its thiosulfate project are expected to reduce capacity at the autoclave facility.  As well, Barrick announced higher expected capital expenditures during 2013.  These developments will impact our NSR royalty ounces and NPI royalty ounces, respectively, but the investment is expected to accelerate production from stockpiles and benefit future royalty revenues.  At Gold Quarry, the Company expects higher royalty ounces for 2013 than in prior years based on stockpiled ore.  Royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be lower in 2013 due to mining sequencing at Bald Mountain, creditor protection activities at Hollister and mining on lower royalty ground at Mesquite.

•                  Gold - Canada:  Detour Lake poured its first gold in February 2013. Detour Gold Corporation (“Detour”) announced that it expects to produce up to 350,000 ounces of gold in 2013 from Detour Lake on which the Company has a 2% NSR.   At Hemlo, the Company’s NPI on the down dip extension of the mine is expected to benefit from a full year of production as initial capital costs have been recovered. At Timmins West, where the Company has a 2.25% NSR, Lake Shore Gold Corp. announced that it expects to produce 120,000 to 135,000 ounces of gold in 2013 and reach its full production rate of 140,000 to 160,000 ounces by the end of 2013.

•                  Gold - Australia:  Duketon gold production is expected to increase with Moolart Well being supplemented by a full year of Garden Well production. The operator, Regis Resources Ltd. (“Regis”), has announced plans to add a third operation, Rosemont, later in 2013. Revenue from Bronzewing is expected to be lower in 2013 than 2012, as the operator, Navigator Resources Limited, has gone into receivership.

•                  Gold - Rest of World:  Palmarejo is expected to remain a significant revenue contributor and Coeur d’Alene Mines Corporation (“Coeur”) has forecasted 2013 gold production of 98,000 to 105,000 ounces. The Company’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), the Company expects increased stream ounces in 2013 compared to 2012 reflecting fewer expected interruptions under the new ownership of AngloGold Ashanti Limited. At Tasiast, where the Company has a 2% NSR, Kinross Gold Corporation (“Kinross”) has announced that it expects a reduction in its overall production for 2013 citing declining grades. In April 2013, Kinross announced that it is proceeding with a feasibility study for an expanded project with a 38,000 tonnes per day (“tpd”) mill compared to its existing 8,000 tpd mill. At Subika, royalty ounces are expected to be higher in 2013 as a full year of production will be earned as Subika surpassed aggregate production hurdles in Q3 2012. At Edikan, where the Company has an effective 1.5% NSR, Perseus Mining Limited has announced 2013 gold production guidance of 209,000 to 229,000 ounces.  At Cooke 4 (Ezulwini), the operation resumed production in November 2012 and fewer production interruptions are expected in 2013.

•                  PGMs:  Sudbury stream ounces are expected to decline in 2013 as the operator, KGHM International Ltd. (“KGHM”) confirmed its intention to put Podolsky on care and maintenance. In addition, KGHM is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable PGMs attributable to the Company.  Development is ongoing at Morrison and production is expected to increase in 2013. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels.

•                  Other minerals:  At the Peculiar Knob iron-ore project in South Australia, production has begun and the Company expects to receive full-year revenue in 2013.

•                  Oil & Gas: The Company’s oil & gas assets are expected to generate $55.0 to $65.0 million in revenue for 2013. Production volumes at the Weyburn Unit are expected to be below normal for the first half of 2013, which is due to CO2 supply disruptions, and then increase in the latter part of 2013. These increases to production volumes may be affected by the spring melt and any heavier than normal rain fall, as was experienced back in the Spring of 2011.

Portfolio Additions

Brucejack Royalty

The Company has agreed to acquire an existing 1.2% net smelter return royalty (“NSR”) on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

Golden Meadows Royalty

The Company has agreed to acquire a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million.  Under the terms of the acquisition, Franco-Nevada will subscribe for 2.0 million Midas warrants which are exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term.

Selected Financial Information

(expressed in millions, except GEOs and per share amounts)	For the three months ended March 31, 2013	For the three months ended March 31, 2012

Statement of Income (Loss) and Other Comprehensive Income (Loss)
Revenue	$108.8	$105.0
Operating costs	55.5	51.3
Operating income	53.3	53.7
Net income	35.4	46.8
Basic earnings per share	$0.24	$0.33
Diluted earnings per share	$0.24	$0.33
Dividends declared per share	$0.18	$0.12

Non-IFRS Measures
Gold Equivalent Ounces(1)	58,289	55,466
Adjusted EBITDA(2)	$89.1	$85.4
Adjusted EBITDA(2) per share	$0.61	$0.61
Margin(2)	81.9%	81.3%
Adjusted Net Income(2)	$40.6	$43.6
Adjusted Net Income(2) per share	$0.28	$0.31

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$77.3	$76.9
Net cash (used in)/provided by investing activities	$39.2	$(202.8)
Net cash provided by/(used in) financing activities	$(25.8)	$163.5

	At March 31, 2013	At December 31, 2012
Statement of Financial Position
Cash and cash equivalents	$718.5	$631.7
Short-term investments	107.3	148.2
Total assets	3,219.2	3,243.9
Deferred income tax liabilities	39.1	38.0
Total shareholders’ equity	3,130.8	3,149.1

Working capital(2)	$867.0	$822.4
Debt	$ Nil	$ Nil

(1)	Conversion to GEOs using commodity prices of $1,630/oz gold (2012 - $1,691/oz gold), $1.634/oz platinum (2012 - $1,606/oz platinum) and $740/oz palladium (2012 - $682/oz palladium).
(2)

Adjusted EBITDA, Margin, Adjusted Net Income and working capital are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-21 of this MD&A. Working capital is defined by the Company as current assets less current liabilities.

The following table outlines GEOs attributable to Franco-Nevada for the three months ended March 31, 2013 and 2012 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces
		2013		2012
For the three months ended March 31,	#	%	#	%

Commodity
Gold	47,563	82%	44,019	79%
PGMs	9,513	16%	10,746	20%
Other Minerals	1,213	2%	701	1%
	58,289	100%	55,466	100%

Geography
United States	16,307	28%	13,972	25%
Canada	13,229	23%	13,804	25%
Mexico	13,910	24%	15,816	29%
Australia	2,906	5%	2,323	4%
Rest of World	11,937	20%	9,551	17%
	58,289	100%	55,466	100%

Type
Revenue-based	24,553	42%	19,750	36%
Streams	27,856	48%	32,183	58%
Profit-based	5,032	9%	3,388	6%
Other	848	1%	145	—
	58,289	100%	55,466	100%

Oil & gas revenues are not included in the reported GEOs numbers above.

The number of GEOs increased in the quarter due to higher production levels. Growth was also the result of assets achieving production, (Detour and Peculiar Knob), and assets recently surpassing production thresholds (Subika).

GEOs were earned from the following asset classes:

	Gold Equivalent Ounces
		2013		2012
For the three months ended March 31,	#	%	#	%

Gold - United States	12,943	22%	11,169	20%
Gold - Canada	6,905	12%	5,708	10%
Gold - Australia	1,863	3%	1,793	3%
Gold - Rest of World	25,852	45%	25,349	46%
Gold - Total	47,563	82%	44,019	79%
PGMs	9,513	16%	10,746	20%
Other minerals	1,213	2%	701	1%
	58,289	100%	55,466	100%

The Company’s portfolio continues to deliver robust results with 98% of its GEOs being earned from precious metals (82% gold and 16% platinum group metals (“PGMs”)). The portfolio is well-diversified with revenue and GEOs being earned from 46 different mineral interests.

Overview of Financial Performance

Net income for the quarter was $35.4 million, or $0.24 per share, compared with net income of $46.8 million, or $0.33 per share, for the same period in 2012. The reduction in net income was driven primarily by (i) mark-to market losses recorded on publicly-traded warrants, (ii) higher foreign exchange losses and (iii) higher depletion expense due to higher revenue, partially offset by higher revenue.

Adjusted Net Income was $40.6 million, or $0.28 per share, compared with $43.6 million, or $0.31 per share, for Q1 2012.  The decrease in Adjusted Net Income was driven primarily by higher income tax expense, depletion and depreciation and finance items, partially offset by higher revenue.

Adjusted Net Income Reconciliation - Q1 2012 to Q1 2013

(expressed in millions)

Revenue

The Company’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, net profit interests (“NPI”) royalties, working interests and other. For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on SEDAR at www.sedar.com or the Company’s Form 40-F filed on EDGAR at www.sec.gov. The market prices of gold, PGMs, oil and natural gas are the primary drivers of the Company’s profitability and its ability to generate operating cash flow for shareholders.

Revenue for the three months ended March 31, 2013 and 2012 was $108.8 million and $105.0 million, respectively, and was comprised of the following:

		For the three	For the three
		months ended	months ended
		March 31,	March 31,
Property	Interest	2013	2012
Gold - United States
Goldstrike	NSR/NPI 2-4%/2.4-6%	$9.6	$8.3
Gold Quarry	NSR 7.29%	6.6	4.7
Marigold	NSR/GR 1.75-5%/0.5-4%	3.1	2.7
Bald Mountain	NSR/GR 0.875-5%	1.0	1.3
Mesquite	NSR 0.5-2%	0.7	1.3
Hollister	NSR 3-5%	—	0.9
Other		0.2	0.2

Gold - Canada
Detour	NSR 2%	0.2	—
Sudbury	Stream 50%	3.2	3.9
Golden Highway	NSR 2-15%	3.8	3.2
Musselwhite	NPI 5%	0.8	1.6
Hemlo	NSR/NPI 3%/50%	2.2	0.7
Timmins West	NSR 2.25%	0.7	0.2
Other		0.1	0.1

Gold - Australia
Duketon	NSR 2%	2.2	0.8
Henty	GR 1/10%	0.3	1.3
South Kalgoorlie	NSR/GR 1.75%	0.2	0.3
Bronzewing	NSR 2%	0.3	0.5

Gold - Rest of World
Palmarejo	Stream 50%	21.6	25.4
MWS	Stream 25%	9.4	10.6
Cooke 4 (Ezulwini)	Stream 7%	0.9	0.8
Subika	NSR 2%	3.1	—
Tasiast	NSR 2%	2.3	1.9
Cerro San Pedro	GR 1.95%	1.0	1.4
Edikan	NSR 1.5-3%	1.3	1.0
Other		2.6	1.8
		77.4	74.9
PGMs
Stillwater	NSR 5%	5.2	4.5
Sudbury	Stream 50%	10.3	13.7
		15.5	18.2
Other Minerals
Peculiar Knob	GR 2%	0.8	—
Mt. Keith	NPI/GR 0.25%/0.375%	0.5	0.9
Other		0.7	0.5
		2.0	1.4
Oil & Gas
Weyburn Unit	ORR 0.44%, WI 2.26%, 11.7% NRI	10.1	5.6
Midale Unit	ORR 1.14%, WI 1.59%	0.9	1.1
Edson	ORR 15%	1.2	1.4
Other Various		1.7	2.4
		13.9	10.5
Revenue		$108.8	$105.0

Gold

Average gold prices experienced significant volatility during the quarter and into April with the spot price for gold falling to a two-year low of $1,380 per ounce on April 16. The average gold price for the quarter decreased by 3.6% to $1,630 per ounce (based on the London PM Fixed quoted prices) from $1,691 per ounce for the comparable period in 2012. The deterioration of the gold price is attributable to a number of factors, including changes in investor sentiment toward the macroeconomic environment. Concerns over Chinese demand resulted in declines across all commodities. Subsequent to quarter end, the market price of gold, silver and PGMs declined significantly. These metal prices are the primary drivers of our ability to generate revenue and cash flow. A sustained drop in metal prices would have a proportionate impact on our business. A sustained decline may cause a reduction in the capital expenditures by some of the operators and possibly early closure of some operations which may impact the carrying value of our non-current assets.

Despite a lower average gold price, gold revenue increased to $77.4 million in the first quarter of 2013 compared to $74.9 million in 2012, an increase of 3.3%. Growth was attributable to overall higher production from the Company’s assets.

U.S. assets produced 12,943 GEOs and generated $21.2 million in revenue, an increase of 1,774 GEOs, or 15.9%, and $1.8 million in revenue, or 9.3%, respectively, over 2012.  The largest increase was attributable to Gold Quarry ($1.9 million) as the minimum royalty provision is expected to be higher in 2013 than in 2012. Increases also came from the Goldstrike NPI ($1.3 million) due to lower capital expenditures being incurred by Barrick during the quarter and Marigold ($0.4 million) due to higher production levels. This growth was partially offset by lower production at Bald Mountain ($0.3 million) due to mine sequencing and Mesquite ($0.6 million) due to mining on ground that attracts a lower royalty rate. In addition, Hollister is undergoing creditor protection activities which resulted in lower revenue in the quarter ($0.9 million).

Gold revenue from Canadian assets produced 6,905 GEOs and generated $11.0 million in revenue, an increase of 21.0% and 13.4%, respectively, in the quarter, with the greatest contributions coming from the Company’s Golden Highway assets ($3.8 million) operated by St Andrew Goldfields Ltd. (“St Andrews”) and Sudbury ($3.2 million) operated by KGHM. The Company also recorded its first revenue of $0.2 million from its Detour NSR as the first gold was poured in February 2013 at that operation. Detour is expected to become a significant contributor to the Company’s revenue in future periods. The Hemlo NPI was a new addition to first quarter revenue as initial capital costs have been recovered.

Australian GEOs were 1,863 and revenue was $3.0 million for the quarter with growth coming from the Duketon NSR which generated $2.2 million in revenue.

Rest of world gold assets produced 25,852 GEOs and generated $42.2 million in revenue in the period compared to 25,349 GEOs and $42.9 million in revenue in 2012. The decrease in revenue of $0.7 million is attributable to an overall lower average gold price in 2013 as the number of GEOs produced in the quarter was slightly higher than 2012. Revenue was lower due to (i) Palmarejo ($3.8 million); (ii) MWS ($1.2 million); and (iii) Cerro San Pedro ($0.4 million), all due to lower production volumes. The decrease was partially offset by higher revenue from (i) Subika ($3.1 million) which surpassed aggregate production hurdles in the latter half of 2012; (ii) Tasiast ($0.4 million) due to higher production and (iii) other assets ($1.9 million) due to higher production.

PGMs

The average prices for platinum and palladium were stronger in Q1 2013 averaging $1,634/oz and $740/oz, respectively, representing increases of 1.7% and 8.5%, respectively, over Q1 2012. However, PGM prices experienced significant volatility as a result of lower than expected economic data out of China and the overall sentiment in the precious metals market.

PGM GEOs produced were 9,513 for 2013 compared to 10,746 GEOs in 2012 and revenue decreased to $15.5 million for the period, down from $18.2 million in 2012. The decrease is attributable to lower production from the Sudbury assets as production at Podolsky is winding down and nickel production remains the focus at McCreedy.

Oil & Gas

Oil & gas revenue increased 32.4% to $13.9 million for the quarter (85% oil and 15% gas) compared with $10.5 million for the same period of 2012 (76% oil and 24% gas).

Oil averaged Canadian (“C$”) $88 per barrel (based on the Canadian Par Average (40 API)) and gas averaged C$3.03/mcf (based on AECO-C), respectively, during the period. The Canadian Par Average oil price continued to trade at a discount to the average WTI price of $94 per barrel. This price differential is expected to continue through 2015. In addition to this price differential, the oil produced from the Company’s Weyburn interests had a quality differential of approximately C$9 per barrel.

The Weyburn Unit generated $10.1 million in the quarter compared with $5.6 million for 2012. The Company acquired an additional 1.15% working interest and 11.7% net royalty interest (“NRI”) in February 2012 and November 2012, respectively. Production volumes at the Weyburn Unit were lower than expected due to CO2 supply disruptions which reduced the amount CO2 available for injection. In addition, operating and capital costs were higher than expected due to the new LNG facility and capital expenditures rolled over from 2012.

Costs and Expenses

Costs and expenses for the quarter were $55.5 million compared to $51.3 million in 2012. The following table provides a list of the costs and expenses incurred by the Company for the three months ended March 31, 2013 and 2012.

	Three months ended March 31,
(expressed in millions)	2013	2012	Variance
Costs of sales	$15.1	$15.6	$(0.5)
Depletion and depreciation	34.4	31.7	2.7
Corporate administration	3.7	3.6	0.1
Business development	0.9	0.4	0.5
Impairment on investments	1.4	—	1.4
	$55.5	$51.3	$4.2

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $15.1 million for the first quarter of 2013 compared with $15.6 million for the first quarter of 2012. The decrease of $0.5 million is attributable to (i) lower cost of stream sales of $1.1 million due to lower production from stream assets, including Palmarejo, Sudbury and MWS; partially offset by higher (i) oil & gas production taxes and operating costs of $0.4 million and (ii) Nevada and Montana net proceeds taxes of $0.2 million due to higher revenue from the Nevada assets and Stillwater.  For the quarter, the Company received 27,856 GEOs under its stream agreements compared to 32,183 GEOs received in 2012.

Depletion and depreciation totaled $34.4 million for the quarter compared to $31.7 million a year ago. The increase in depletion of $2.7 million is due to higher depletion on oil & gas assets ($3.4 million), Goldstrike ($0.8 million), Subika ($0.7 million) and Timmins West ($0.3 million), partially offset by lower depletion on Palmarejo ($0.9 million), Sudbury, ($0.8 million), Mt Muro ($0.6 million) and other assets ($0.2 million).

Corporate administration increased to $3.7 million in the quarter from $3.6 million in 2012. The increase is due to higher stock-based compensation expense of $0.3 million and salaries of $0.2 million due to an increase in staff; partially offset by lower (i) Board fees related to the mark-to market charge of the Company’s DSUs of $0.3 million; and (ii) listing fees of $0.1 million.

Business development expenses were $0.9 million and $0.4 million for the three months ended March 31, 2013 and 2012, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions. In addition, the business development head count was increased in the latter part of 2012.

Impairment of investments was $1.4 million (2012 - Nil) in the quarter due to the fair value of certain investments, which had been impaired at December 31, 2012, continued to decline in value.

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for the quarter were $4.7 million compared to other income of $3.9 million in 2012. The following table provides a list of the other income/expenses incurred by the Company for the three months ended March 31, 2013 and 2012.

	Three months ended March 31,
(expressed in millions)	2013	2012	Variance
Foreign exchange loss	$(0.3)	$(0.2)	$(0.1)
Mark-to-market gain (loss) on warrants	(4.0)	4.1	(8.1)
Loss on sale of gold	(0.4)	—	(0.4)
	$(4.7)	$3.9	$(8.6)

Foreign exchange losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent Company, which are denominated in either U.S. dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange loss and other expenses were $4.7 million in the quarter (2012 - income of $3.9 million) which was comprised of $0.3 million related to foreign exchange losses on intercompany debt securities (2012 - $0.2 million), $4.0 million related to the mark-to-market losses related to publicly-traded warrants held (2012 - gain of $4.1 million) and losses on the sale of gold of $0.4 million (2012 - Nil).

Finance Costs and Finance Income

Finance income was $0.9 million (2012 - $2.2 million) for the quarter which was earned on the Company’s cash equivalents and/or short-term investments.  Finance expenses were $0.7 million (2012 - $0.4 million) and consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  For the quarter, standby fees were $0.3 million (2012 - $0.1 million) and amortization of issuance costs were $0.1 million (2012 - $0.3 million). In addition, the Company expensed $0.3 million related to the previous credit facility.

Income Taxes

The Company had an income tax expense of $13.4 million (2012 - $12.6 million) for the quarter. This was comprised of a current income tax expense of $13.2 million (2012 - $11.3 million) and a deferred income tax expense of $0.2 million (2012 - $1.3 million) related to the Company’s Canadian entities partially offset by deferred income tax recoveries in Mexico, Australia, Barbados and the U.S.

Selected quarterly financial information from the Company’s financial statements is set out below:

(expressed in millions, except per share amounts)(1)	Q1 2013		Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Revenue	$108.8		$114.1	$105.2	$102.7	$105.0	$118.5	$113.3	$106.3
Cost and expenses	55.5	(2)	135.9 (2)	50.2	51.2	51.3	226.2 (2)	55.8	61.0
Operating income (loss)	53.3		(21.8)	55.0	51.5	53.7	(107.7)	57.5	45.3
Other income (expenses)	(4.5)		(0.4)	11.5	(0.3)	5.7	6.8	6.1	0.8
Income tax expense	13.4		10.9	14.5	14.3	12.6	4.5	19.5	12.8
Net income (loss)	35.4		(33.1)	52.0	36.9	46.8	(105.4)	44.1	33.3
Basic earnings (loss) per share	$0.24		$(0.23)	$0.36	$0.26	$0.33	$(0.80)	$0.35	$0.27
Diluted earnings (loss) per share	$0.24		$(0.23)	$0.35	$0.25	$0.33	$(0.80)	$0.34	$0.26
Adjusted EBITDA(3)	89.1		93.7	86.2	82.5	85.4	94.2	92.2	82.6
Adjusted EBITDA(3) per share	$0.61		$0.65	$0.59	$0.57	$0.61	$0.72	$0.73	$0.65
Adjusted Net Income(3)	40.6		47.0	45.3	35.1	43.6	40.8	39.8	33.2
Adjusted Net Income(3) per share	$0.28		$0.32	$0.31	$0.24	$0.31	$0.31	$0.31	$0.26

(1)	Due to rounding, amounts may not calculate.
(2)	Includes impairment charges on royalty, stream, working interests and investments.
(3)

Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-21 of this MD&A.

Adjusted EBITDA

Adjusted EBITDA was $89.1 million, or $0.61 per share compared to $85.4 million, or $0.61 per share, for 2012. The increase in Adjusted EBITDA was primarily due to higher revenue as a result of an increase in the GEOs produced during the quarter.

Non-IFRS Financial Measures

Adjusted EBITDA for the three months ended March 31, 2013 and 2012 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended March 31,		2013		2012
(expressed in millions)	$	%	$	%
Commodity
Gold	$64.5	73%	$61.6	72%
PGMs	11.7	13%	14.2	17%
Other	1.9	2%	1.3	1%
Oil & Gas	11.0	12%	8.3	10%
	$89.1	100%	$85.4	100%

Geography
United States	$24.2	27%	$21.9	26%
Canada	28.0	32%	26.9	31%
Mexico	16.2	18%	19.9	23%
Australia	4.5	5%	3.8	5%
Rest of World	16.2	18%	12.9	15%
	$89.1	100%	$85.4	100%

Type
Revenue-based	$40.3	45%	$37.8	44%
Streams	31.9	36%	39.9	47%
Profit-based	12.1	13%	5.3	6%
Working interests and other	4.8	6%	2.4	3%
	$89.1	100%	$85.4	100%

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended
(expressed in millions, except per share amounts)	March 31, 2013	March 31, 2012
Net Income	$35.4	$46.8
Income tax expense	13.4	12.6
Finance costs	0.7	0.4
Finance income	(0.9)	(2.2)
Depletion and depreciation	34.4	31.7
Impairment of investments	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses	4.7	(3.9)
Adjusted EBITDA	$89.1	$85.4
Basic Weighted Average Shares Outstanding	146.7	139.9
Adjusted EBITDA per share	$0.61	$0.61

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended
(expressed in millions, except Margin)	March 31, 2013	March 31, 2012
Net Income	$35.4	$46.8
Income tax expense	13.4	12.6
Finance costs	0.7	0.4
Finance income	(0.9)	(2.2)
Depletion and depreciation	34.4	31.7
Impairment of investments	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses	4.7	(3.9)
Adjusted EBITDA	$89.1	$85.4
Revenue	108.8	105.0
Margin (%)	81.9%	81.3%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended
(expressed in millions, except per share amounts)	March 31, 2013	March 31, 2012
Net income	$35.4	$46.8
Impairment of investments, net of income tax	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	3.5	(3.2)
Credit facility costs	0.3	—
Adjusted Net Income	$40.6	$43.6
Basic Weighted Average Shares Outstanding	146.7	139.9

Basic EPS	$0.24	$0.33
Impairment of investments, net of income tax	0.01	—
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	0.02	(0.02)
Credit facility costs	0.01	—
Adjusted EPS	$0.28	$0.31

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $77.3 million and $76.9 million for the three months ended March 31, 2013 and 2012, respectively. The increase was attributable to higher revenues earned in 2013 compared to 2012.

Investing Activities

Cash provided by investing activities was $39.2 million for the quarter compared to cash used in investing activities of $202.8 million in 2012. The increase was due to a decrease in short-term investment purchases in 2013 when compared to 2012 and the acquisition of a working interest in 2012.

The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at March 31, 2013, the investments had various maturities upon acquisition of between 14 and 181 days.  Accordingly, as at March 31, 2013, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $25.8 million for the quarter compared to net cash provided by financing activities of $163.5 million for 2012. The decrease is due to lower proceeds from the exercise of warrants and stock options in the first quarter of 2013.

Cash Resources and Liquidity

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure the Company has is with respect to the Canada/U.S. dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of 0.9696 to 1.0164, closing the quarter at 0.9846. The Mexican peso traded in a range of 0.07763 to 0.08101 and the Australian dollar traded between 1.0163 and 1.0578.

Management’s objectives when managing the Company’s capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that the Company maintains the level of capital necessary to meet requirements.

As at March 31, 2013, the Company’s cash, cash equivalents and short-term investments totaled $825.8 million (December 31, 2012 - $779.9 million).  In addition, the Company held available-for-sale investments at March 31, 2013 with a combined value of $93.6 million (December 31, 2012 - $108.4 million), of which $59.7 million was held in publicly traded equity instruments (December 31, 2012 - $73.9 million).  Working capital as at March 31, 2013 was $867.0 million (December 31, 2012 - $822.4 million). The increase is largely the result of cash generated from normal ongoing operations partially offset by the payment of dividends.

The Company’s near-term cash requirements include funding of the Cobre Panama stream commitment, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of the Company’s credit facility. The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of its commitments under the Cobre Panama stream agreement, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The Company has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet’s Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion.  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period with the first draw expected in mid 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

In March 2013, Inmet was acquired by First Quantum Minerals Ltd.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 unless it is terminated by Franco-Nevada. The Company has not terminated this option. Once New Prosperity is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017.  In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of May 7, 2013, the Company has the entire amount of $500.0 million, or its Canadian dollar equivalent, available under its credit facility.  Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  As of May 7, 2013, U.S. and Canadian dollar advances under the facility would bear interest rates of 4.00% and 3.25%, respectively. The Company can also draw funds using LIBOR 30-day rates plus 125 basis points under its new credit facility.

Standby fees of $0.3 million (2012 - $0.1 million) were incurred and paid during the quarter.  In addition, the Company expensed $0.3 million related to the previous credit facility.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could be materially different from those estimates.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2012, a copy of which can be found on SEDAR at www.sedar.com and in the Company’s 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 7, 2013, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	146,750,310
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	1,981,096
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	4,181,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	233,713
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	103,071
Diluted common shares	161,760,709

Notes:

(1)	The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.
(2)	There were 1,981,096 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.
(3)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 1,944,988 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price) and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco-Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 26, 2014	C$	5.00	875,000	C$	32.13	136,150
Total			26,874,998			4,181,750

(4)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 496,985 Gold Wheaton stock options have been exercised.

(5)

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

The Company has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals, oil & gas on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are currently significant to the Company.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first quarter of 2013, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Statement on Forward Looking Information

This MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities.  In addition, statements (including data in tables) relating to GEOs are forward looking statements as they involve implied assessment, based on certain estimates and assumptions , and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A, as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis and Annual Information Form both of which are filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.